SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 16)

AnorMED Inc.
(Name of Subject Company)
AnorMED Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
035910108
(CUSIP Number of Class of Securities)
William J. Adams
Vice President, Finance, Chief Financial Officer,
Secretary and Treasurer
200-20353 64th Avenue
Langley, British Columbia
Canada V2Y 1N5
(604) 530-1057
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
R. Hector MacKay-Dunn, Q.C.		Daniel M. Miller
Ronald G. Murray		Dorsey & Whitney LLP
Farris, Vaughan, Wills & Murphy LLP		Suite 1605
25th Floor		777 Dunsmuir Street
700 West Georgia Street		P.O. Box 10444, Pacific Centre
Vancouver, B.C.		Vancouver, B.C.
Canada V7Y 1B3		Canada V7Y 1K4

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 16 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Statement”) initially filed by AnorMED Inc. with the U.S. Securities and Exchange Commission on September 5, 2006, relating to the tender offer (the “Genzyme Offer”) made by Dematal Corporation (“Dematal”), a Nova Scotia unlimited liability company and a wholly-owned subsidiary of Genzyme Corporation (“Genzyme” and together with Dematal, the “Offerors”), a Massachusetts corporation, for all of the common shares of AnorMED. The terms and conditions of the Genzyme Offer are set forth in the Offer to Purchase and Circular of the Offerors, dated September 1, 2006 (the “Tender Offer Circular”). The Tender Offer Circular has been filed by the Offerors with the U.S. Securities and Exchange Commission as part of a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), which includes information required to be reported under Rule 14d-3 of the Securities Exchange Act of 1934, as amended. The Schedule TO was initially filed by the Offerors on September 1, 2006.
     In connection with the Genzyme Offer, the Company’s board of directors has prepared a directors’ circular (the “Directors’ Circular”), dated September 5, 2006, pursuant to applicable securities laws in Canada and the United States. The Company’s board of directors has also prepared a Notice of Change to Directors’ Circular (the “Notice of Change”), dated October 17, 2006, that relates to the Director’s Circular, pursuant to applicable securities laws in Canada and the United States. The Directors’ Circular has been mailed to AnorMED shareholders and was filed as exhibit (a)(2)(A) to the initial filing of this Statement. The Notice of Change will be mailed to AnorMED shareholders and is filed as Exhibit (a)(2)(W) to this Statement. The Directors’ Circular, as amended and supplemented by the Notice of Change, is incorporated by reference into this Statement in its entirety.
     Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Directors’ Circular and the Notice of Change.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
     Item 3 is hereby amended and supplemented as follows:
     On October 17, 2006, AnorMED Inc. and Genzyme announced that they have executed a mutually beneficial support agreement under which Genzyme will acquire AnorMED in an all cash transaction valued at US$13.50 per outstanding share, or approximately US$580 million.
     Kenneth Galbraith and the Baker Bros. affiliates have signed shareholder support agreements with Genzyme to tender their shares to Genzyme’s amended bid when it is filed,

subject to their ability to withdraw such support in the event of a superior competing proposal prior to the expiry of the Genzyme offer.
     Genzyme’s acquisition of AnorMED will take the form of an all cash tender offer to acquire all outstanding shares of AnorMED, which will expire at 8:00 a.m. (Vancouver time) on November 6, 2006. Genzyme may elect to extend its existing offer again by giving notice of such extension to AnorMED shareholders, a copy of which will be filed with the securities regulatory authorities in Canada and the United States and which should also be made available by such authorities through the Internet at www.sedar.com or www.sec.gov. AnorMED shareholders who have already tendered and have not withdrawn their shares to Genzyme’s offer need to take no further action to accept Genzyme’s offer. All AnorMED shareholders are eligible to receive the offer price per share of US$13.50, including shareholders who have already tendered their shares. As of 8:00 a.m. on October 17, 2006, approximately 3,120 AnorMED shares had been tendered and not withdrawn to Genzyme’s offer.
     The support agreement with Genzyme also provides AnorMED with the right to withdraw, modify or change its support regarding Genzyme’s tender offer of US$13.50 per share in cash only if AnorMED’s Board of Directors receives a superior proposal prior to the expiry of the Genzyme tender offer. Genzyme has the right to match any such superior proposal made by another bidder. If AnorMED’s Board accepts a superior proposal after Genzyme does not match such proposal, Genzyme may be entitled to a payment of US$19.5 million from AnorMED.
     The transaction has been approved by the Boards of Directors of both companies and is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act.
     The foregoing descriptions of the support agreement and shareholder support agreements are qualified in their entirety by reference to the complete agreements, which are filed as Exhibits hereto and are incorporated herein by reference. The support agreement is filed herewith as Exhibit (e)(2) and the shareholder support agreements are filed herewith as Exhibits (e)(3) and (e)(4).
     A copy of AnorMED’s press release, dated October 17, 2006, with respect to the matters described above is attached hereto as Exhibit (a)(2)(X). The section of the press release entitled “FORWARD LOOKING STATEMENTS” is incorporated herein by reference.

Item 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
     Item 7 is hereby amended and supplemented to include the disclosure included above under Item 3.

Item 8.	ADDITIONAL INFORMATION
     Genzyme plans to commercialize MOZOBIL through its existing global transplant business to hematologists and bone marrow transplant centers in more than 50 countries throughout the world.

     MOZOBIL has been shown in multiple earlier studies to rapidly increase the number of stem cells in circulation in the blood, an important step in preparing a patient for a stem cell transplant. Increasing the number of stem cells collected can improve patient outcomes in two ways: by helping patients who were previously not eligible to meet the target ranges needed for a transplant; and by raising the level of stem cells collected in those already eligible, thereby improving the viability of the transplant.
     According to Genzyme, approximately 55,000 stem cell transplants are performed each year for multiple myeloma, non-Hodgkin’s lymphoma, and other conditions in markets where Genzyme has a commercial infrastructure, including the United States, Europe, Latin America and the Asian Pacific countries. A majority of these patients could potentially benefit from the use of MOZOBIL.
     Enrollment is complete in a pivotal Phase III trial for MOZOBIL in multiple myeloma, and a second pivotal Phase III trial in non-Hodgkin’s lymphoma is expected to complete enrollment soon. MOZOBIL has been granted orphan drug status in the United States and European Union and AnorMED has entered into a special protocol assessment agreement with the FDA.

Item 9.	EXHIBITS
     Item 9 is hereby amended and supplemented to include the following exhibits:

Exhibit	Description
(a)(2)(W)	Notice of Change, dated October 17, 2006

(a)(2)(X)	News release, dated October 17, 2006

(e)(2)	Form of Support Agreement, dated as of October 17, 2006, among AnorMED Inc., Genzyme Corporation and Dematal Corp.

(e)(3)	Form of Shareholder Support Agreement, dated as of October 17, 2006, among specified shareholders, Genzyme Corporation and Dematal Corp.

(e)(4)	Form of Shareholder Support Agreement, dated as of October 17, 2006, among Kenneth Galbraith, Genzyme Corporation and Dematal Corp.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: October 17, 2006

ANORMED INC.

By:	/s/ William J. Adams

	Name:	William J. Adams
	Title:	Vice President, Finance, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Description
(a)(2)(A)*	Directors’ Circular, dated September 5, 2006

(a)(2)(B)*	Press release of AnorMED Inc., dated September 5, 2006

(a)(2)(C)*	News release, dated September 7, 2006

(a)(2)(D)*	Material Change Report, dated September 11, 2006

(a)(2)(E)*	Material Change Report, dated September 11, 2006

(a)(2)(F)*	Limited Duration Shareholder Rights Plan Agreement

(a)(2)(G)*	News release, dated September 15, 2006

(a)(2)(H)*	News release, dated September 18, 2006

(a)(2)(I)*	News release, dated September 19, 2006

(a)(2)(J)*	PowerPoint slides from Annual General Meeting presentation

(a)(2)(K)*	Transcript of portions of Annual General Meeting

(a)(2)(L)*	News release, dated September 20, 2006

(a)(2)(M)*	News release, dated September 25, 2006

(a)(2)(N)*	News release, dated September 26, 2006

(a)(2)(O)*	Material Change Report, dated September 28, 2006, in connection with an amended license agreement between AnorMED Inc. and Poniard Pharmaceuticals, Inc.

(a)(2)(P)*	Amendment No. 1 to License Agreement, effective as of September 18, 2006, between AnorMED Inc. and Poniard Pharmaceuticals, Inc.

(a)(2)(Q)*	Material Change Report, dated September 28, 2006, in connection with the Support Agreement, dated as of September 26, 2006, between AnorMED Inc. and Millennium Pharmaceuticals, Inc.

(a)(2)(R)*	News release, dated October 4, 2006

(a)(2)(S)*	Directors’ Circular, dated October 5, 2006

(a)(2)(T)*	News release, dated October 5, 2006

(a)(2)(U)*	News release, dated October 10, 2006

(a)(2)(V)*	News release, dated October 11, 2006

(a)(2)(W)	Notice of Change, dated October 17, 2006

(a)(2)(X)	News release, dated October 17, 2006

(e)(1)*	Confidentiality Agreement, dated October 4, 2006, among Genzyme Corporation, Dematal Corp. and AnorMED Inc.

Exhibit	Description
(e)(2)	Form of Support Agreement, dated as of October 17, 2006, among AnorMED Inc., Genzyme Corporation and Dematal Corp.

(e)(3)	Form of Shareholder Support Agreement, dated as of October 17, 2006, among specified shareholders, Genzyme Corporation and Dematal Corp.

(e)(4)	Form of Shareholder Support Agreement, dated as of October 17, 2006, among Kenneth Galbraith, Genzyme Corporation and Dematal Corp.

(g)(1)*	Information Agent Script for Incoming Calls

(g)(1)*	Information Agent Script for Incoming Calls

(g)(2)*	Information Agent Script for Outgoing Calls

(g)(3)*	Information Agent Script for Outgoing Calls

(g)(4)*	Information Agent Script for Incoming Calls

* Previously filed.